Mail Stop 3561

							July 27, 2006

Brad Ketch
President and Chief Executive Officer
Rim Semiconductor Company
305 NE 102nd Avenue, Suite 105
Portland, Oregon 97220

      Re: 	Rim Semiconductor Company
		Amendment No. 1 to Registration Statement on Form SB-2
      Filed on July 11, 2006
		File No. 333-133508

Dear Mr. Ketch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. Refer to your response to comment 10 and your disclosure in the risk factors that in connection with sales of your securities you could suffer substantial losses if purchasers of your securities demand to rescind previous sales. Tell us in detail your basis in GAAP to classify the securities issued in such private placements as permanent equity rather than temporary equity. We might have further comments.

Prospectus Summary

Our Business, page 1
2. Tell us what was "promising" about the initial evaluation by prospective customers or delete the statement throughout.

Recent Developments, page 1
3. Please revise your Recent Developments section to include a discussion of your recent restatement.

Risk Factors

We may have violated Section 5, page 13
4. Please revise this risk factor consistent with your response to prior comment 10 in order to explain the basis of this risk to investors.

Agreements with the Selling Shareholders, page 14
5. While we note your response to prior comment 11, as the investors have the option to receive the liquidated damages shares either in cash or stock, they do not appear to have been irrevocably bound to purchase the related shares of stock at the time the registration statement was filed. Please revise your registration statement accordingly.
6. While we note your response to prior comment 12, we do not agree with your analysis and continue to believe that Rule 13e-4 applied to the temporary reduction in exercise price for the warrants.

Management`s Discussion and Analysis, page 23

Technology Licenses, page 27
7. While we note the revisions you have made in response to prior comment 13, the disclosure of cost of sales is not helpful to investors in determining the significance to the company of your license agreements. Please confirm that in the event you begin accruing royalty fees related to your Adaptive or HelloSoft agreements, if such royalty fees are material to the company, you will disclose the amounts of royalty payments made with respect to each agreement, in MD&A.


Selling Shareholders, page 45
8. While we note the revisions you have made in response to prior comment 21, it appears that several footnotes are still missing the required natural person disclosure. For example, we note footnotes
10, 14, 17, 24, 44 and 51. In this regard, we note that a statement indicating that an individual is a director or partner is not adequate. Instead, the disclosure should clearly indicate who exercises voting and/or investment control with respect to the shares being offered for resale.
9. While we note the revisions you have made in response to prior comment 23, it appears that several footnotes are still missing disclosure regarding the material terms of the transactions in which the selling shareholders received the shares being offered for resale. In this regard, we note that footnotes 3, 6, 7, 11, 12, 18,
20, 27 and 28 continue to refer to amounts "of common stock" without explaining how such shares were received. Accordingly, we reissue prior comment 23, in part.

Consolidated Financial Statements as of October 31, 2005

Note 1. Principles of Consolidation, Business and Continued
Operations, page F-9
10. We are not persuaded by your response to comments 25 and 26; however, we note that it appears to be immaterial to the balance sheet. Tell us the impact to the statement of operations (i.e. revenues and expenses.) If we conclude that the impact of consolidating TSP LLC is immaterial, we will not pursue further; however, in the future, you need to revaluate your accounting in the event it becomes material.

Note 9. Convertible Debentures, page F-20

2005 Debentures
11. It appears to us that you did not reclassify previously issued financial instruments as liabilities (i.e., warrants and options). As indicated in our prior comment 30, a variable share settled instrument that results in liability classification may impact the classification of previously issued instruments, as well as instruments issued in the future. Please revise or advise.





Part II

Undertakings, page II-12
12. Provide the Rule 415 undertakings that apply to your offering. Refer to Item 512 of Regulation S-B.


Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or Ivette Leon, Review Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert, Attorney-Advisor at
(202) 551-3325 or me at (202) 551-3454 with any other questions.


      Sincerely,



							Sara Kalin
							Legal Branch Chief
Brad Ketch
Rim Semiconductor Company
July 27, 2006
Page 4